October 21, 2011

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re: Electronic Arts Inc.

Form 10-K for the Fiscal Year Ended March 31, 2011

Filed on May 24, 2011

File No. 000-17948

Dear Mr. Krikorian:

We have received your comment letter dated October 7, 2011, concerning the above-referenced filing. The comment letter asks for our written response within 10 business days or to tell you when we will provide you with our response.

Per a telephone conversation today with Evan Jacobson, Staff Attorney – Securities and Exchange Commission, we are respectfully requesting an extension of an additional ten business days to complete our response and allow for the appropriate amount of time and resources, including the coordination of a review process with EA’s senior management, auditors, and counsel, to consider the staff’s comment.

If you have any questions regarding the foregoing request or otherwise, please do not hesitate to contact me at (650) 628-7305.

Sincerely,

/s/ Stephen G. Bené
Stephen G. Bené
Senior Vice President, General Counsel and Corporate Secretary

cc:	MarkShuman
MorganYoungwood
EvanJacobson
Securitiesand Exchange Commission

Eric F. Brown
Kenneth A. Barker
Electronic Arts Inc.

John Edner
KPMG LLP